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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  -----------
                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)
                                  -----------

                         ImClone Systems Incorporated
                      (Name of Subject Company (Issuer))

                         Bristol-Myers Squibb Company
                    Bristol-Myers Squibb Biologics Company
                     (Names of Filing Persons (Offerors))

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                    Common Stock, Par Value $.001 per Share
                        (Title of Class of Securities)

                                  -----------

                                   45245W109
                     (CUSIP Number of Class of Securities)

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                         Bristol-Myers Squibb Company
                                345 Park Avenue
                           New York, New York 10154
                           Telephone: (212) 546-4000
                        Attention: Corporate Secretary

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                  Copies to:
                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                                  -----------


[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                                                             2

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO initially filed on September 28, 2001, as amended by Amendment No. 1 filed on October 12, 2001 and Amendment No. 2 filed on October 26, 2001 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO"), by Bristol-Myers Squibb Biologics Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Parent"), to purchase up to 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Company"), at a purchase price of $70.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 28, 2001 ("Offer to Purchase"). Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

     The Offer's offering period expired at 12:00 p.m., New York City time on Friday, October 26, 2001. Purchaser has accepted for purchase 14,392,003 Shares validly tendered. Based on information provided by the Depositary for the Offer, 61,471,595 Shares were validly tendered and not withdrawn, including Shares underlying stock options conditionally exercised in the Offer. In addition, the preliminary count by the Depositary indicated that an additional 10,904,735 Shares were tendered pursuant to Notices of Guaranteed Delivery.

     As more than 14,392,003 Shares were tendered, the Purchaser will purchase Shares tendered on a pro rata basis. The determination of the portion of each Company's stockholder's Shares tendered to be purchased is subject to confirmation and the proper delivery of all Shares tendered pursuant to the guaranteed delivery procedure and the final proration factor is expected to be announced later this week. Payment for Shares accepted for purchase and return of all Shares tendered but not accepted for purchase as a result of proration will occur as soon as practicable.

     On October 29, 2001, Parent announced the expiration of the Offer and issued a press release, a copy of which is attached hereto as Exhibit
(a)(1)(N) and is incorporated herein by reference.


ITEM 12. EXHIBITS


(a)(1)(N) Press Release issued by Parent on October 29, 2001.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Bristol-Myers Squibb Biologics Company
                                      By:   /s/ Sandra Leung
                                         ---------------------------------
                                         Name:  Sandra Leung
                                         Title: Vice President and Secretary

                                      Bristol-Myers Squibb Company
                                      By:   /s/ Frederick S. Schiff
                                         ---------------------------------
                                         Name:  Frederick S. Schiff
                                         Title: Senior Vice President and
                                                Chief Financial Officer

Dated: October 29, 2001

                               INDEX TO EXHIBITS




**(a)(1)(A)         Offer to Purchase dated September 28, 2001.

**(a)(1)(B)         Recommendation Statement on Schedule 14D-9 of the Company
                    dated September 28, 2001 (incorporated by reference to Schedule 14D-9 filed with the Commission by the Company on September 28, 2001).

**(a)(1)(C)         Letter of Transmittal.

**(a)(1)(D)         Notice of Guaranteed Delivery.

**(a)(1)(E)         Letter to Brokers, Dealers, Banks, Trust Companies and
                    Other Nominees.


**(a)(1)(F)         Letter to Clients for use by Brokers, Dealers, Banks,
                    Trust Companies and Other Nominees.

**(a)(1)(G)         Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

**(a)(1)(H)         Press Release issued by Parent on September 19, 2001.
                    **(a)(1)(I) Summary Advertisement published September 28,
                    2001.

**(a)(1)(J)         Letter to Stockholders of the Company from the President
                    and Chief Executive Officer of the Company dated September
                    28, 2001.

**(a)(1)(K)         Form of Notice of Conditional Exercise.

**(a)(1)(L)         Instructions for Conditional Exercise.

**(a)(1)(M)         Memorandum to Eligible Option Holders.

(a)(1)(N)           Press Release issued by Parent on October 29, 2001.

**(a)(5)(A)         Advertisement as published in the Wall Street Journal on
                    October 11, 2001.

 (b)                Not applicable.

**(d)(1) Acquisition Agreement dated as of September 19, 2001, among Parent, the Purchaser and the Company.

**(d)(2) Stockholder Agreement dated as of September 19, 2001, among Parent, the Purchaser and the Company.

**(d)(3) Development, Promotion, Distribution and Supply Agreement dated as of September 19, 2001 among Parent, E.R. Squibb & Sons, L.L.C. and the Company.*

**(d)(4) Confidentiality Agreement dated May 19, 2001 between Parent and the Company.

**(d)(5) Letter Agreement dated September 19, 2001 between Parent and Dr. Harlan Waksal.

**(d)(6) Letter Agreement dated September 19, 2001 between Parent and Samuel Waksal, Ph.D.

 (g)                Not applicable.
 (h)                Not applicable.


* Certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by Parent, the Purchaser and the Company pursuant to Rule 24b-2, under the Exchange Act.
**    Previously filed.

Contact:  Charles Borgognoni               Timothy Cost
          Public Affairs                   Investor Relations
          212/546-3992                     212/546-4103



BRISTOL-MYERS SQUIBB ACCEPTS SHARES IN TENDER OFFER FOR IMCLONE SYSTEMS, ANNOUNCES PRELIMINARY RESULTS

(New York, N.Y., October 29, 2001) -- Bristol-Myers Squibb Company (NYSE: BMY) announced today that it has accepted for purchase 14,392,003 shares of common stock of ImClone Systems Incorporated (NASDAQ: IMCL) tendered in its offer, which expired at midnight Eastern time on Friday, October 26th. The shares accepted represent approximately 19.9 percent of the approximately 72 million ImClone Systems shares outstanding just prior to the commencement of offer. The completion of the tender offer is part of a strategic agreement between Bristol-Myers Squibb and ImClone to co-develop and co-promote IMC-C225, ImClone System's investigational monoclonal antibody, in the United States, Canada and Japan.

The preliminary count by the depositary for the tender offer indicated that 61,471,595 ImClone shares were validly tendered and not withdrawn, including shares underlying stock options conditionally exercised in the offer. In addition, the preliminary count by the depositary indicated that an additional 10,904,735 ImClone shares were tendered pursuant to notices of guaranteed delivery.

As more than 14,392,003 ImClone Systems shares were tendered, Bristol-Myers Squibb will purchase shares tendered on a pro rata basis. The determination of the portion of each ImClone System's stockholder's shares tendered to be purchased is subject to confirmation and the proper delivery of all shares tendered pursuant to the guaranteed delivery procedure and the final proration factor is expected to be announced later this week. Payment for shares accepted for purchase and return of all shares tendered but not accepted for purchase as a result of proration will occur as soon as practicable.

Bristol-Myers Squibb is a $18 billion pharmaceutical and related health care products company whose mission is to extend and enhance human life.

                                     # # #

This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation is made only by means of the Offer to Purchase under the rules and regulations of the Securities and Exchange Commission.